By-Laws of Relevant Links, Inc.,
a corporation incorporated under the laws of the State of Colorado.

1.   Corporate Office and Registered Agent. The board of directors has the power to determine the location of the corporation's principal place of business and registered office, which need not be the same location. The board of directors also has the power to designate the corporation's registered agent, who may be an officer or a director.

2.   Date and Time of Shareholders Annual Meeting. The annual shareholders meeting will be held on the 1st day of the March of every year at 11:00am. This meeting is for the purpose of electing directors and for transacting any other necessary business. If this day is a legal holiday or weekend, the meeting will be held on the next business day.

3.   Shareholders Special Meetings. Special meetings of the shareholders may be called at any time and for any purpose. These meetings may be called by either the president or the board of directors or upon request of *50* percent of the shareholders of the corporation. The request for a special meeting must be made in writing that states the time, place and purpose of the meeting. The request should be given to the secretary of the corporation who will prepare and send written notice to all shareholders of record who are entitled to vote at the meeting.

4.   Place of Shareholders Meetings. The board of directors has the power to designate the place for shareholders meetings, unless a waiver of notice of the meeting signed by all shareholders designates the place for the meeting. If no place is designated, either by the board of directors or all of the shareholders, then the place for the meeting will be the principal office of the corporation.

5.   Notice of Shareholders Meetings. Written notice of shareholders meetings must be sent to each shareholder of record entitled to vote at the meeting. The notice must be sent no less than 10 days nor more than 60 days before the date of the meeting. The notice should be sent to the shareholder's address as shown in the corporate Stock Transfer Book. The notice will include the place, date, and time of the meeting. Notices for special meetings must also include the purpose of the meeting. When notices are sent, the secretary of the corporation must prepare an Affidavit of Mailing of Notices. Shareholders may waive notice of meetings if done in writing, except that attendance at a meeting is considered a waiver of notice of the meeting.

6.   Shareholders Entitled to Notice, to Vote, or to Dividends. For the purpose of determining which shareholders are entitled to notice, to vote at meetings, or to receive dividends, the board of directors may order that the corporate Stock Transfer Books be closed for 20 days prior to a meeting or the issuance of a dividend. The shareholders entitled to receive notice, vote at meetings, or receive dividends are those who are recorded in the Stock Transfer Book upon the closing of the Book. Instead of closing the Books, the board of directors may also set a Record Date. The shareholders recorded in the Stock Transfer Book at the dose of business on the Record Date will be entitled to receive notice, vote at meetings, or receive dividends. A list of shareholders entitled to receive notice, vote at meetings, or receive dividends will be prepared by the secretary when necessary and provided to the officers of the corporation. Every shareholder who is entitled to receive notice, vote, or receive dividends is also entitled to examine this list and the corporate stock transfer book.

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7.   Shareholders Quorum. A quorum for shareholders meeting will be a majority of the outstanding shares that are entitled to vote at the meeting, whether in person or represented by proxy. Once a quorum is present, business may be conducted at the meeting, even if shareholders leave prior to adjournment.

8.   Shareholders Proxies. At all meetings of shareholders, a shareholder may vote by signed proxy or by power of afforney. To be valid, a proxy must be filed with the secretary of the corporation prior to the stated time of the meeting. No proxy may be valid for over 6 months, unless the proxy specifically states otherwise. Proxies may always be revocable prior to the meeting for which it is intended. Attendance at the meeting for which a proxy has been authorized always revokes the proxy.

9.   Shareholders Voting. Each outstanding share of the corporation that is entitled to vote as shown on the Stock Transfer Book will have one vote. The vote of the holders of a majority of the shares entitled to vote will be sufficient to decide any matter, unless a greater number is required by the Articles of Incorporation or by state law. Adjournment shall be by majority vote of those shares entitled to vote.

10.   Shareholder Consent Resolutions. Any action that may be taken at a shareholders meeting may be taken instead without a meeting if a resolution is consented to, in writing, by all shareholders who would be entitled to vote on the matter.

11.   Shareholders Cumulative Voting. For the election of directors, each shareholder may vote in a Cumulative manner, if desired. Cumulative voting will mean that if each shareholder has one vote per director to be elected, the shareholder may vote all votes for a single director or spread the votes among directors in any manner.

12.   Powers of the Board of Directors. The affairs of the corporation will be managed by the board of directors. The board of directors will have all powers available under state law, including the power to appoint and remove officers, agents, and employees; the power to change the offices, registered agent, and registered office of the corporation; the power to issue shares of stock; the power to borrow money on behalf of the corporation, including the power to execute any evidence of indebtedness on behalf of the corporation; and the power to enter into contracts on behalf of the corporation.

13.   Number of Directors and Term of Office. The number of directors will be as shown in the Articles of Incorporation and may be amended. The number is currently three. Bach director will hold office for 3 year(s) and will be elected at the annual meeting of the shareholders.

14.   Date and Time of Annual Meeting of the Board of Directors. The annual board of directors meeting will be held on the 1st day of the March of every year at 08:OOam. This meeting is for the purpose of appointing officers and for transacting any other necessary business. If this day is a legal holiday or weekend, the meeting will be held on the next business day.

15.   Special Meetings of the Board of Directors. Special meetings of the board of directors may be called at any time and for any purpose. These meetings may be called by either the president or the board of directors. The request for a special meeting must be made in writing that states the time, place and purpose of the meeting. The request should be given to the secretary of the corporation who will prepare and send written notice to all directors.

16.   Place of Board of Directors Meetings. The board of directors has the power to designate the place for directors meetings. If no place is designated, then the place for the meeting will be the principal office of the corporation.

17.   Notice of Board of Directors Meetings. Written notice of board of directors meetings must be sent to each director. The notice must be sent no less than 8 days nor more than 60 days before the date of the meeting. The notice should be sent to the director's address as shown in the corporate records. The nonce will include the place, date, and time of the meeting, and for special meetings the purpose of the meeting. When notices are sent, the secretary of the corporation must prepare an Affidavit of Mailing of Notices. Directors may waive notice of meetings if done in writing, except that attendance at a meeting is considered a waiver of notice of the meeting.

18.   Board of Directors Quorum. A quorum for directors meetings will be a majority of the directors. Once a quorum is present, business may be conducted at the meeting, even if directors leave prior to adjournment.

19.   Board of Directors Voting. Each director will have one vote. The vote of a majority of the directors will be sufficient to decide any matter, unless a greater number is required by the Articles of Incorporation or state law. Adjournment shall be by majority vote.

20.   Board of Directors Consent Resolutions. Any action that may be taken at a directors meeting may be taken instead without a meeting if a resolution is consented to, in writing, by all directors.

21.   Removal of Directors. A director may be removed from office, with or without cause, at a special meeting of the shareholders called for that purpose.

22.   Filling Directors Vacancies. A vacancy on the board of directors may be filled by majority vote of the remaining directors, even if technically less than a quorum. A director elected to fill a remaining term will hold office until the next annual shareholders meeting.

23.   Salaries of Directors. The salaries of the directors will be fixed by the board of directors and may be altered at any time by the board. A director may receive a salary even if she/he receives a salary as an officer.

24.   Fiduciary Duty of Directors. Each director owes a fiduciary duty of good faith and reasonable care with regard to all actions taken on behalf of the corporation. Each director must perform her/his duties in good faith in a manner that she/he reasonably believes to be in the best interests of the corporation, using ordinary care and prudence.

25.   Number of Officers. The officers of the corporation will include a president, vice president, treasurer, and secretary. Any three or more offices may be held by the same person.

26.   Appointment and Terms of Officers. The officers of the corporation will be appointed by the directors at the first meeting of the board of directors. Each officer will hold office until death, resignation or removal by the board of directors.

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27.   Removal of Officers. Any officer may be removed by the board of directors, with or without cause. Appointment of an officer does not create any contract rights for the officer.

28.   Filling Officers Vacancies. A vacancy in any office for any reason may be filled by the board of directors for the unexpired term.

29.   Duties of the President. The president is the principal executive officer of the corporation and is subject to control by the board of directors. The president will supervise and control all of the business and activities of the corporation. The president will preside at all shareholders and directors meetings, and perform any other duties as prescribed by the board of directors.

30.   Duties of the Vice President. If the president is absent, dies, or is incapacitated, the vice president will perform the duties of the president. When acting for the president, the vice president will have all of the powers and authority of the president. The vice president will also perform any other duties as prescribed by the board of directors.

31.   Duties of the Secretary. The secretary will keep the minutes of all shareholders and directors meetings. The secretary will provide notices of all meetings as required by the By-Laws. The secretary will be the custodian of the corporate records, corporate stock transfer book, and corporate seal. The secretary will keep a list of all shareholders, directors, and officers addresses. The secretary will sign, along with other officers, the corporation's stock certificates. The secretary will also perform any other duties as prescribed by the board of directors.

32.   Duties of the Treasurer. The treasurer will be custodian of all corporate funds and securities. The treasurer will receive and pay out funds that are receivable or payable to the corporation from any source. The treasurer will deposit all corporate funds received into the corporate bank accounts as designated by the board of directors. The treasurer will also perform any other duties as prescribed by the board of directors.

33.   Salaries of Officers. The salaries of the officers will be fixed by the board of directors and may be altered at any time by the board. An officer may receive a salary even if she/he receives a salary as a director.

34.   Stock Certificates. Certificates that represent shares of ownership in the corporation will be in the form designated by the board of directors. Certificates will be signed by all officers of the corporation. Certificates will be consecutively numbered. The name and address of the person receiving the issued shares, the certificate number, the number of shares, and the date of issue will be recorded by the secretary of the corporation in the corporate stock transfer book. Shares of the corporation's stock may only be transferred in the stock transfer book of the corporation by the holder of the shares in whose name they were issued as shown in the stock transfer book, or by his or her legal representative.

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35.   Financial Matters. The board of directors will determine the accounting methods and fiscal year of the corporation. All checks, drafts, or other methods for payment shall be signed by an officer determined by resolution of the board of directors. All notes, mortgages, or other evidence of indebtedness shall be signed by an officer determined by resolution of the board of directors. No money will be borrowed or loaned by the corporation unless authorized by a resolution of the board of directors. No major contracts will be entered into on behalf of the corporation unless authorized by a resolution of the board of directors. No documents may be executed on behalf of the corporation unless authorized by a resolution of the board of directors. A board of directors resolution may be for specific instances or a general authorization.

36.   Loans to Officers or Directors. The corporation may not lend any money to an officer or director of the corporation unless the loan has been approved by a majority of the shares of all stock of the corporation.

37.   Amendments to the By-Laws. These By-Laws may be amended in any manner by majority vote of the board of directors at any annual or special meeting. Any amendments by the board of directors are subject to approval by majority vote of the shareholders at any annual or special meeting.

15 August, 2000

Signature of the Secretary of the Corporation   \S\   Mark A. Bogani
                                                       Mark A. Bogani, Secretary

Adopted by the Board of Directors on 15 August, 2000

Signature of the Chairperson of the Board   \S\ Stephen W. Stroud
                                                       Stephen W. Stroud, President

Approved by the Shareholders on 15 August, 2000

Signature of the Secretary of the Corporation   \S\   Mark A. Bogani
                                                       Mark A. Bogani, Secretary

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